Exhibit 99.1

CREATING A NEW GLOBAL LEADER

IN SOLAR POWER

M&A Announcement December 8, 2014

Disclaimer

The market and industry information contained in this presentation has not been independently verified. No representation or warranty, whether express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of such information or opinions contained herein. Neither Hanwha SolarOne Co., Ltd, (“SolarOne”) or Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”), nor any of their respective affiliates, advisers or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

Additional Information about the Transaction

The total revenue for SolarOne and Q CELLS for the six month period ended June 30, 2014 set out below does not constitute pro forma financial information and is not necessarily indicative of or intended to represent the results that would have been achieved had the transaction been consummated as of January 1, 2014 or that may be achieved in the future.

In connection with the transaction described in this announcement (the “Transaction”), SolarOne will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transaction, which will include as exhibits thereto the share purchase agreement, dated December 8, 2014, among SolarOne, Q CELLS and Hanwha Solar Holdings Co., Ltd. (“HSH”) and a new shareholder agreement, dated December 8, 2014, between SolarOne and HSH that will, upon consummation of the Transaction, replace and terminate the existing Shareholders Agreement, dated September 16, 2010, by and between SolarOne and HSH, as amended by Amendment No. 1, dated November 12, 2013. All parties desiring details regarding the Transaction are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Transaction, SolarOne will prepare and mail a shareholder circular to its shareholders, which will be filed with or furnished to the SEC. INEVSTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SHAREHOLDER CIRCULAR AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and shareholders may obtain a free copy of the shareholder circular and other documents that SolarOne prepares and mails to its shareholders on SolarOne’s website at www.hanwha-solarone.com. In addition, these documents can be obtained, without charge, by contacting SolarOne at its Investor Relations contact. This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities.

Safe-Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the

Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, among others, the timing to consummate the Transaction; the risk that a condition to the closing of the Transaction may not be satisfied; the risk that shareholder and any required regulatory or other approvals for the Transaction are not obtained, are delayed or are subject to conditions that are not anticipated; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of SolarOne and Q CELLS; the risk that expected synergies and other benefits from the Transaction may not be realized; and the impact of any litigation and regulatory proceedings. Further information regarding these and other risks is included in SolarOne’s filings with the SEC, including its annual report on Form 20-F. Except as required by law, SolarOne does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Today’s Announcement

Hanwha SolarOne and Hanwha Q CELLS combining in

M&A transaction

Creates a new global leader in solar industry with strong technology leadership

All stock transaction with combined company valued at approximately $2.0(1) billion on an enterprise value basis

Compelling opportunity to increase long term shareholder value

(1) Based on Hanwha SolarOne closing share price as of December 5, 2014

Compelling Deal Rationale

Industry Leading Scale w. Differentiated Global Footprint

Complementary Positioning in Key Global Markets

New Growth through Accelerating Downstream

4

Long Term Value Creation through LCOE(1)-driven Products

5

Revenue and Cost Synergy Opportunities

(1) LCOE: Levelized Cost of Energy

Section I. Transaction Overview 5 Section II. Q CELLS, Industry Pioneer 10 Section III. Deal Rationale 16

Section IV. Hanwha Group, 26 Strong Commitment in Solar

Transaction Terms

Transaction Structure	▪ Hanwha SolarOne ("SolarOne") will acquire Hanwha Q CELLS ("Q CELLS") in an all stock transaction. ▪ The combined company will be valued at $2.0 bn(1) on an enterprise value basis
Exchange Ratio & Ownership	▪ SolarOne to issue an equivalent of 8.09 shares for each of its outstanding shares to Q CELLS' shareholder, Hanwha Solar Holdings Co., Ltd ("HSH") ▪ SolarOne shareholders to hold 457.4mm(2) shares, or 11.0% of the combined company ▪ HSH to receive 3,701.1mm shares in the combined company, or 89.0% of the combined company ▪ Upon closing, total number of shares issued and outstanding will be 4,158.5mm
Conditions & Timing	▪ SolarOne shareholder and customary regulatory approvals ▪ Expected closing in 1Q 2015

(1) Based on Hanwha SolarOne closing share price as of December 5, 2014
(2) As of 3Q 2014, fully diluted basis, represents 91.5mm of ADSs (1 ADS = 5 shares)

Q CELLS 6 Hanwha SolarOne

New Company Structure

? Dual headquarters in Korea and Germany Headquarters • Global Executive HQs: Seoul, Korea

& Listing • Global Technology & Innovation HQs: Thalheim, Germany

? Listing on Nasdaq (NASDAQ: HSOL)

? CEO: Seongwoo Nam ? CCO: DK Kim

Leadership Team

? CTO: Jinseog Choi ? CFO: Jay Seo

Company Snapshots

Founded ? 1999 ? 2004

Headquarters ? Thalheim, Germany ? Qidong, China Employees ? 1,797 ? 7,540 1H-14 Revenue(1) ? $416 million(2) ? $366 million(2)

? Cell: 1.53 GW (2014) ? Cell: 1.75 GW (2014) Capacity ? Module: 130 MW (2014) ? Module: 2.07 GW (2014) 930 MW (2015) 2.30 GW (2015)

? Hanwha Chemical owns 100% ? Hanwha Chemical is the largest Major of Q CELLS(3) shareholder with 45.7% ownership(3) Shareholders ? Acquisition of company / assets in 2012 ? Purchase of stake in 2010

(1) Based on unaudited financial information for each of SolarOne and Q CELLS for the six months ended June 30, 2014 (2) Before elimination of revenues, $49mm, from inter-company transactions between Q CELLS and SolarOne (3) Ownership through HSH, a wholly owned subsidiary of Hanwha Chemical

Section I. Transaction Overview 6 Section II. Q CELLS, Industry Pioneer 11 Section III. Deal Rationale 17

Section IV. Hanwha Group, 27 Strong Commitment in Solar

Q CELLS: Technology Leadership

Quality-Driven DNA

Solar Pioneer founded in 1999 built on relentless pursuit of Quality

Globally Recognized

leader in quality & premium brand

Engineered in Germany

Over 200

researchers and engineers in Germany

R&D Cooperation

with leading German institutes

Proprietary Technologies

Q.ANTUM Technology

enabling 19.5% multi cell efficiency in commercial production

Over 270

granted and pending IPs

Innovative Solutions

differentiating itself from competition

Tra.Q TM forgery traceability protection & Dark Poly

Q CELLS: World’s Most Efficient, Fully Commercialized Multi PERC(1) Cell

World’s most efficient, mass production scale commercialized multi PERC(1) cell

? 2012: Successful pilot production in Germany

? 2014: High-volume commercial production in Germany ? Mid 2015: Planned mass production in Malaysia

CELL EFFICIENCY ROADMAP (IN %)

22.0 21.5 Q.antum mono

21.0

21.0 20.5 Avg. Industry mono p-type(2)

20.0

19.8 Q.antum multi

19.0 19.5

19.1

18.7 Avg. Industry

18.0 multi BSF(2)(3)

17.0

2014 2015E 2016E 2017E

(1) PERC: Passivated Emitter Rear Contact (2) ITRPV Report (Mar 2014) (3) BSF: Back Surface Field

Q CELLS: World's Leading Cell Cost Structure

Q CELLS MALAYSIA CELL PLANT

- ✓ Industry's leading all-in cell mfg. cost
- ✓ Fully exempt from anti-dumping policies in US and EU
- ✓ Fully automated, scalable modern production site
- ✓ Primary location of new capacity addition (800MW FAB in construction)

ALL-IN CELL MANUFACTURING COST
(in US$/W)


$0.40
$0.30
$0.20
$0.10
$-
$0.29
$0.35
$0.29
Q CELLS, Malaysia
Chinese Tier-1(1)



ADVANTAGES OF Q CELLS MALAYSIA

As of Dec 2014	Multi Cell Efficiency	Labor Turnover Rate[2]	Unit Labor Cost[3]
Q CELLS, Malaysia	17.8 - 18.0% (BSF)[4] 18.5 - 19.1% (Q.antum)	1.2% / mo	0.45 $cents / W
SolarOne, China	±17.6% (BSF)[4]	~10% / mo	1.0 - 1.2 $cents / W

(1) Source: Company filings, investor presentations & brokerage reports
(2) Internal figures and analysis
(3) Total direct mfg. labor ÷ total cell produced, Jan-Sep 2014
(4) BSF: Back Surface Field

Q CELLS

12

Hanwha SolarOne

Q CELLS: Full Turn-Key Project Execution Capabilities

? >700MW delivered since 2007 ? Highly disciplined “quality-gate”

? >455MW in O&M(1) services based processes ? >$1.0 bn investment facilitated since 2007 ? IRR maximization focus

PROJECT PROJECT PROJECT DEVELOPMENT IMPLEMENTATION OPERATION

? Cost-benefit analysis ? Careful selection of state-? Asset management ? Site assessment of-the-art components ? Operations & ? Planning and verification ? Design, optimization, and Maintenance of all official permits detailed planning ? Ongoing monitoring and ? Construction reporting of system ? Financing performance ? Turnkey solution

(1) O&M: Operations & Maintenance

Section I. Transaction Overview 6

Section II. Q CELLS, Industry Pioneer 11

Section III. Deal Rationale 17

Section IV. Hanwha Group, 27 Strong Commitment in Solar

Compelling Deal Rationale

1

Industry Leading Scale w. Differentiated Global Footprint

2

Complementary Positioning in Key Global Markets

3

New Growth through Accelerating Downstream

4

Long Term Value Creation through LCOE(1)-driven Products

5

Revenue and Cost Synergy Opportunities

(1) LCOE: Levelized Cost of Energy

1 Industry Leading Scale w. Differentiated Global Footprint

Creates World’s Largest Cell Manufacturer

WORLD’S TOP PV CELL MANUFACTURERS(1)

(RANKED BY 2014E CAPACITY IN GW)

3.28

3.19

3.00

2.80

2.00 2.00

1.58

1.30

0.80

0.24

+

(1) Source: Company filings, investor presentation & brokerage reports

1 Industry Leading Scale w. Differentiated Global Footprint

? 3.28 GW cell and 3.23 GW(1) module manufacturing capacity

? Highly competitive position to supply cell and module free from anti-dumping uncertainties

GLOBAL MANUFACTURING CAPACITY OVERVIEW OF MANUFACTURING FACILITIES

3,500 3.28 GW 3.23 GW

Thalheim, Germany Qidong, China

230

3,000 230MW Cell 1,750 MW Cell 130MW Module 2,070 MW Module

2,500

1,750

2,000 2,070

1,500

Eumseong, Korea

1,000

1,300 230 MW Module

(planned perational

500 800

Cyberjaya, Malaysia in mid 2015)

230 130 1,300 MW Cell

-

(1) 800MW Module (planned operational in

Cell Module

late 2015)

Germany Malaysia China Korea

(1) Includes 2015 announced module capacity expansion of 230MW in Korea and 800MW in Malaysia

2 Complementary Positioning in Key Global Market

MARKET SIZE(1) +

2014-16E

(GW) CAGR

17.1

13.5 Access to

China SolarOne provides Q CELLS with World’s opportunity for immediate Largest market entry into China Market

2014E 2016E

(GW)

No. 1(2) 13.9 Foreign

Japan 11.1

Highly competitive in large Supplier Highly competitive in premium utility scale segment with >8%(3) resident and commercial sector combined

2014E 2016E M/S

(GW)

11.8

Minimizing 1.5 GW cell and 0.9 GW module (4) 6.1 230MW module facility in Korea impact US manufacturing facilities in Malaysia becoming operational in 2015 from policy and Germany offer unique advantage uncertainty

2014E 2016E

EU (GW)

No. 1

European Q CELLS’ pioneering, distinctive

5.2 6.2

PV presence in Europe with its strong company brand and history in the region with scale

2014E 2016E

(1) Source: BNEF, company analysis | (2) Source: SOLVISTO, 2013 | (3) company analysis | (4) including 800MW module facility planned for opening in 2015

3 New Growth through Accelerating Downstream

? 2.17 GW(1) of diversified downstream pipeline across multiple regions and stages

? New Growth Driver by expanding into downstream and diversifying / increasing revenue base

LATE-STAGE PROJECTS HIGHLIGHTS

LTAM

7% LOCATION SIZE COD

NA

Early

8% Late Japan 24.4 MW 1Q15

Stage

Stage 51%

China 30% UK 20.5 MW 1Q15

10%

By Region By Stage UK 23.8 MW 1Q15

EMEA

2,167MW(1) 2,167MW(1) Chile 2.8 MW 1Q15

Japan 51%

11% Korea 2.7 MW 1Q15 Mid Turkey 15.0 MW 2Q15

APAC Stage

13% 19% Mexico 28.0 MW 3Q15 Panama 11.6 MW 3Q15

(1) Including both 1,049 MW under direct control by Combined Company and 1,117 MW under partnership with Hanwha affiliated companies

❸ New Growth through Accelerating Downstream (Cont'd)


Brandenburg-Briest, Germany
(91MW, Dec 2011 COD)


Indiana, USA
(11MW, Apr 2014 COD)


Hawaii, USA
(5MW, Nov 2013 COD)

- *Proven Execution Record of **>700MW Projects** Installed Globally*

INSTALLATION HIGHLIGHTS

91MW Briest, Germany

46MW Zerbst, Germany

33.6MW, Arnedo, Spain

30MW, Rovigo, Italy

12MW, Basilicata, Italy

17.8MW Montemoro Novo, Portugal

4.5MW, Le Castellet, France

12MW, Sault Ste. Marie, Canada

11MW, Indiana, USA

5MW, Hawaii, USA

2MW, Tokushima, Japan

Q CELLS 20 Hanwha SolarOne

4 Long Term Value Creation through LCOE-driven Products

? Focus on delivering system solution with LCOE(1)-driven products that maximizes return on investments for customers.

Leveraging Q CELLS’ high efficiency/power products and long-term quality

Transferring highly cost competitive manufacturing knowhow globally

kWh

TECHNOLOGY LEADERSHIP

PERFORMANCE SYSTEM

& RELIABILITY MANUFACTURING COST

KNOWHOW

$$

(1) LCOE: Levelized Cost of Energy

5 Revenue and Cost Synergy Opportunities

Near term OPEX synergies expected to be $10 mil per annum

OPEX SYNERGIES CAPEX / FINANCING REVENUE SYNERGIES

? Improvement of supply ? Centralized CAPEX ? Revenue growth from chain and procurement spending and to facilitate expansion into efficiencies on greater improved ROIC downstream economies of scale ? Broader universe of ? Enhanced sales / ? Enhancement of financing options due to marketing capabilities suboptimal operations improved post merger with complimentary capitalization market penetration ? Integration of regional sales and service ? Higher ASPs through operations higher quality R&D, premium products and improved marketing

Section I. Transaction Overview 6 Section II. Q CELLS, Industry Pioneer 11 Section III. Deal Rationale 17

Section IV. Hanwha Group, 27

Strong Commitment in Solar

Hanwha Group at a Glance

Hanwha

- *Founded in 1952*
- *Korea's 9th largest conglomerate*
- *#331 ranked in* FORTUNE GLOBAL 500 2014
- *Total Assets: $114.5 bn(1)*
- *Total Revenue: $36.1 bn(1)*

1964 ~ 1980
Focused on key industries
Supported Korea's modernization

2000 ~ 2006
Expanded our advanced chemicals, materials, construction, and financial services businesses
Laid the foundation for core growth businesses



1952 ~ 1963
Founded as Korea Explosives
Powered Korea's economic growth

1981 ~ 1999
Advanced into finance, leisure, distribution, and services
Became one of Korea's leading companies

2007~ Present
Securing new growth engines like solar energy and finance
Building a sustainable future

(1) Based on trailing twelve months ended 9/30/14, based on KRW/USD of 1,046.24

QCELLS
24
Hanwha SolarOne

Hanwha Group: Strong Commitment in Solar

? Following equity stake acquisition in Hanwha SolarOne in 2010 and acquisition of Hanwha Q CELLS in 2012, Hanwha Group has been actively and strategically aligning its resources to enhance collective competencies in solar industry.

COMBINED COMPANY

THANK YOU!

TOP-TIER QUALITY & TECHNOLOGY

Global leaders in the photovolatics industry: &

Global photovoltaic R&D and engineering centers in Germany, Korea, China, Malaysia

GLOBAL LEADER

World’s largest solar cell capacity at 3.28GW

&

SOLAR VALUE CHAIN INTEGRATION

Actively and strategically aligning group’s resources to enhance collective competencies in solar industry